SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 1, 2004 to April 8, 2004

Pengrowth Energy Trust

(Translation of Registrant’s Name into English)

Petro-Canada Centre — East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release Announcing oil and gas producing property acquisition.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

April 8, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES OIL AND GAS PRODUCING
PROPERTY ACQUISITION

(Calgary, April 8, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has entered into an agreement with a subsidiary of Murphy Oil Corporation (“Murphy”) to acquire certain oil and natural gas assets in Alberta and Saskatchewan for Cdn $550 million prior to adjustments through the purchase of shares in a numbered Alberta corporation. The transaction is expected to be completed in late May with an effective date of April 1, 2004.

The properties to be acquired represent a diverse group of assets within Western Canada, including interests in the West Central and Peace River Arch areas (including McLeod, Deep Basin, and Peace River Arch interests); Southern Alberta (including interests in Countess, Princess, and Twining/Three Hills); and heavy oil interests (including properties in Lindbergh, Tangleflags, and Lloydminster areas).

Current production for the assets is approximately 15,500 barrels of oil equivalent per day (“boepd”) before royalties (on the basis that six mcf of natural gas are equivalent to one boe), comprised of 46 mmcf/d of natural gas, 1,550 bbls/d light/medium crude oil and natural gas liquids (“NGL’s”) and 6,250 bbls/d heavy oil. Subsequent to the acquisition, Pengrowth’s total production will increase from the current level of approximately 46,500 boepd to approximately 62,000 boepd, an increase of 33%.

Total remaining recoverable reserves from the acquired properties are estimated to be 43.6 million boe on a proved basis and 54.2 million boe on a proved plus probable basis, based on an engineering appraisal of the assets prepared by Sproule Associates Limited (“Sproule”) on behalf of Murphy. Pengrowth’s independent engineering evaluator, Gilbert Laustsen Jung Associates Ltd. (“GLJ”) has reviewed the Sproule evaluation and has confirmed that proved reserves are reasonable. Pengrowth’s reserve bookings will be based on the final engineering evaluation currently being prepared by GLJ. Proforma the acquisition, the proportion of Pengrowth’s total remaining recoverable reserves represented by natural gas will increase from the current 37% to approximately 40% based on estimates from Sproule.

In addition to the oil and natural gas reserves and production being acquired, Pengrowth will acquire approximately 219,000 acres of undeveloped land.

Strategic Positioning

These assets will add a new dimension to Pengrowth through a broad portfolio of properties which augment its current interests in the Western Canadian Sedimentary Basin and in the Sable producing gas fields located offshore Nova Scotia. Pengrowth expects that the acquisition will be accretive for unitholders of Pengrowth Energy Trust based on production, reserves, and distributable cash on a per unit basis, adding approximately 6.9% to reserves per unit on a proved plus probable basis. Pengrowth’s Reserve Life Index (“RLI”) on a proved plus probable basis will be approximately 10 years following the transaction.

Acquisition Highlights

The assets to be acquired provide exposure to higher impact areas of the Western Canadian Sedimentary Basin with significant development potential. The acquisition also includes control of significant infrastructure related to the production base.

Southern Alberta represents 27% of the acquisition’s total production with a current rate of approximately 4,200 boepd. West Central Alberta and Peace River Arch production currently approximates 3,650 boepd or 23% of total production. Current production from the heavy oil properties averages 7,650 boepd, approximately 50% of total production.

The following are salient features regarding the transaction:

•	These assets are characterized by relatively high working interests, with production comprised of 50% natural gas, 40% heavy oil and 10% light/medium crude oil and NGL’s.

•	On a proved plus probable basis, the acquisition will replace approximately three times Pengrowth’s 2003 production.

•	Pengrowth will assume operatorship of approximately 60% of the acquired properties, further enabling Pengrowth to control costs and enhance productivity from the properties acquired.

•	The assets are complementary to Pengrowth’s portfolio in McLeod, Princess and other areas.

•	Approximately half the assets to be acquired are natural gas, increasing the proportion of natural gas in Pengrowth’s asset portfolio from 37% to 40%.

•	The diversified portfolio of assets reduces the overall level of risk of this acquisition.

•	The properties have realized relatively high netbacks of approximately $20.00 per boe in 2003.

•	Pengrowth currently has a solid operating base with excellent technical ability which will be complemented by certain experienced individuals from Murphy.

•	The undeveloped acreage being acquired is natural gas prone and has the potential to provide upside for Pengrowth unitholders in the future through active development and farmouts.

•	The properties are characterized by a high level of current cash flow, with annual cash flow of approximately Cdn $120 million prior to capital expenditures, based on year 2003 actuals.

•	There are limited tax pools associated with the transaction and Pengrowth will assume various marketing and transportation arrangements.

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•	Sproule forecasts a relatively low level of capital expenditures on the assets over the next five years, commencing with $26.9 million for the remainder of 2004 and $5.4 million in 2005 on a proved plus probable reserve basis.

Reserves

The following remaining recoverable reserves for these assets are estimated by Sproule in an appraisal effective April 1, 2004:

Remaining Recoverable Reserves	Proved	Total	Proved Plus	Percentage
(before royalties)	Producing	Proved	Probable	of Total

Natural Gas (bcf)	96.64	122.98	159.10	48.9%
Heavy Oil (mmbbls)	15.78	18.87	21.88	40.3%
Light/Medium Crude Oil (mmbbls)	1.76	2.06	2.93	5.4%
NGL’s (mmbbls)	2.06	2.19	2.91	5.4%

Total MMBOE	35.71	43.62	54.24	100%

Financing

Pengrowth expects to finance the transaction through cash on hand (provided in part through the recently completed $200 million bought deal equity financing) and through committed interim debt financing for the transaction with its lead banker.

Summary

“This accretive acquisition of quality oil and gas interests in Western Canada continues Pengrowth’s value added activities on behalf of unitholders,” said James S. Kinnear, President and Chief Executive Officer.

Conference Call and Webcast

For further information there will be a live webcast and conference call on Thursday, April 8, 2004 at 12:30 pm Eastern Daylight Time, 10:30 am Mountain Daylight Time. Please call 1-416-640-1907 in Toronto or toll-free 1-800-814-4859 a few minutes prior to start to participate. There will also be a replay available by dialing 1-416-640-1917 and entering passcode 21046290# in Toronto or toll-free 1-877-289-8525 and entering passcode 21046290#. Interested users of the internet are invited to go to: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=774840 or www.pengrowth.com for replay.

Advisory

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: reserve estimates, operating costs, production, cash flow, capital expenditures, reserve life index, distributable cash, production per unit, reserves per unit and distributions per unit.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By

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their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although Pengrowth believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this document include, but are not limited to: general economic, business and market conditions; volatility of oil, natural gas and liquids prices; fluctuations in currency and interest rates, product supply and demand; competition; imprecision of reserve estimates; the ability to replace or expand reserves; the ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing; the ability to enter into or renew leases; the timing and costs of pipeline and gas storage facility construction and expansion; the ability to make capital investments and the amounts thereof; imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling; the results of exploration, development and drilling; the ability to secure adequate product transportation; changes in regulations; uncertainty in amounts and timing of royalty payments; imprecision in estimating product sales; and such other risks and uncertainties described from time to time in reports and filings with securities regulatory authorities by Pengrowth.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Calgary Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Toronto Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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